August 4, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:              Dominion Resources, Inc.
Annual Report on Form 10-K for the Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the period ended March 31, 2009
Filed April 30, 2009
File No. 1-08489

Dear Mr. Owings:

Dominion Resources, Inc. (the Company) received the Staff's letter dated July 14, 2009, which provided comments on the above-referenced documents.  References to "Dominion" in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

Form 10-K for the Year Ended December 31, 2008

Note 2. Significant Accounting Policies, page 61

Staff Comments:

1.	Please advise us or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SOP no 96-1 and SAB Topic 5Y Question 2.

Response

SAB Topic 5Y Question 2 references SOP No 96-1 for the applicable guidance for disclosures that are required and recommended regarding both recorded and unrecorded environmental remediation liabilities.  Paragraph 151 of SOP No 96-1 refers to APB Opinion No. 22, Disclosure of Accounting Policies, which provides guidance regarding accounting principles that should be described in the accounting policies note to the financial statements.  APB Opinion 22, paragraph 12, indicates that entities should disclose those accounting principles that “materially affect the determination of financial position or results of operations.”

Consistent with prior periods, there were no environmental claims that materially impacted our results of our operations or financial condition as of December 31, 2008 and therefore we did not include an environmental accounting policy disclosure.  However, we will continue to evaluate the need for additional disclosures.

Note 8. Fair Value Measurements, page 75

Staff Comments:

2.
Refer to the second paragraph. We note your disclosures that”[i]n the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications.” We also noted that the majority of your derivative assets and liabilities were classified as level 2 in your fair value hierarchy. In this regard, please explain how you determined these derivative assets and liabilities were appropriately classified as level 2 in your fair value hierarchy. To the extent that observable data was not present with respect to the derivative instruments and that your valuation was solely based on broker quotes, please advise us the nature of these quotes and explain how you concluded that level 2 classification was appropriate. Please see paragraph 28 of SFAS no. 157.

Response

The substantial majority of our assets and liabilities valuation is determined based upon executed trades of identical or similar assets and liabilities in our principal markets.  Thus, our use of broker quotes to value our derivatives is very limited.

When evaluating broker quotes and prices provided by pricing services we consider our framework for level 2 versus level 3 classification. Inputs to fair value measurements are considered to be level 2 inputs when they represent any of the following: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability or inputs that are derived from observable market data by correlation or other means. To aid in that determination, we consider the following 12 questions in regards to the evaluation of the reliability of each quote obtained from a third party:

1)	Is the pricing source independent of the entity and the security being measured?
2)	Is the pricing source reputable and nationally recognized?
3)	If a broker, does the broker trade or make a market in this particular security?
4)	If a pricing service, how does the pricing service obtain prices for each type of security?
5)	Is the quote from the pricing source based on a model or recent trades?
6)	If based on a model, what type of model is used to price each type of security?
7)	If based on a model, what are the significant or sensitive assumptions, inputs, and sources of inputs included in the models for each type of security?
8)	If based on a model, are the inputs based on available market data or are the inputs unobservable in the market?
9)	If based on a model, are the models, assumptions, and inputs the same as used for our own books and records?
10)	If based on a model, was the model subject to price validation procedures by the broker?
11)	Is the quoted price reflective of a market we can access?
12)	Does the broker express disclaimers or limitations on the use of the quote such that we may be unable or unwilling to rely on the confirmation?

Based on an evaluation of our fair value hierarchy criteria as well as the above factors, we determine whether the inputs qualify the fair value measurement to be classified as level 2. If less than a significant amount of the inputs are considered unobservable, then the fair value measurement is classified as level 2. However, if a significant amount of unobservable inputs are used in determining the fair value measurement for the derivative, then that would indicate that, even though a broker or other pricing service quote was available, the measurement is considered to be unobservable, and therefore the fair value measurement would be classified as level 3.

3.	With a view to enhance your disclosures, please consider expanding your footnote to include your consideration of the following with regard to the use of external broker pricing information:

•	Whether the broker is willing and able to trade at the quoted price.
•	If the broker quotes are based on an active market, or an inactive market.
•	The extent to which brokers are utilizing a particular model if pricing is not readily available.

Response:

In future filings, we will expand our disclosures regarding fair value measurements to indicate that we consider the above criteria when evaluating pricing information provided by brokers and other pricing services.

Note 11. Investments, page 78

Staff comments:

4.
We noted the proceeds from sales of available-for-sale securities were significant relative to the underlying assets. Please explain how you could have reasonably concluded that the available-for-sale classification was appropriate under Statement no. 115. We may have further comment.

Response

We hold investments in marketable debt and equity securities in external nuclear decommissioning trusts for the purpose of long-term growth in order to fund future nuclear decommissioning activities. The classification of these investments as trading or available-for-sale must be made at acquisition. Our policy is to initially classify the investments as available-for-sale based on the long-term growth investment strategy and the unknown holding period of the securities.

In principle, we do not believe that the definition of a trading security, characterized by a short holding period and short-term profit objective, is consistent with the investment strategy of long-term growth in our nuclear decommissioning trust funds. We concur with the view expressed in the FASB Implementation Guidance for FAS 115, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities.  Question 34 states:

Q. How often must sales occur to consider an activity "trading"?

A. The phrases selling them in the near term and held for only a short period of time in the description of trading securities contemplate a holding period generally measured in hours and days rather than months or years. Thus, if a security is acquired with the intent of selling it within hours or days, the security must be classified as trading. However, at acquisition an enterprise is not precluded from classifying as trading a security it plans to hold for a longer period…

While the magnitude of gross proceeds from the sales of securities may appear large in relation to the carrying amount of the overall trust, investments held in the trusts are purchased and sold for various reasons, other than for short-term profit or trading purposes.  Such reasons include income tax optimization, portfolio rebalancing and liquidation of positions in connection with changes in fund managers.

Based on the above, we believe that the available-for-sale classification is appropriate for securities held in the nuclear decommissioning trusts.

Note 15: Asset Retirement Obligations, page 82

Staff comments:

5.
Explain to us in detail why you do not have sufficient information to estimate a reasonable range of expected retirement dates for certain asset retirement obligations. Please advise what steps you are taking to obtain such information.

Response

In concluding we could not reasonably estimate a reasonable range of expected retirement dates for our LNG facility, hydroelectric generation facilities, certain natural gas storage wells, and certain electric transmission and distribution assets located on property with easements, right of ways, franchises and leases agreements, we considered paragraph 5(b) of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

The economic lives of these assets can be extended indefinitely through regular repair and maintenance. We currently have no plans to retire or dispose of any of the assets for which we have not recorded asset retirement obligations and, therefore, plan to operate these assets indefinitely.   This view is supportable based upon our past practice to renew the easements, right of ways, franchises, and lease agreements in order to maintain utility service for property with electric transmission and distribution assets, as well as continued maintenance of our assets that has extended their economic lives.  As a result, a retirement date is not determinable for these assets.

We continue to monitor operational and strategic developments to identify if sufficient information exists to reasonably estimate an expected retirement date for these assets.

Note 16. Variable Interest Entities, page 83

Staff comments:

6.
Please summarize for us your FIN 46R assessment with respect to your long-term power and capacity contracts with the four non-utility generators and advise us why you were unable to determine whether they were variable interest entities (VIEs). Please advise how you concluded you were not the primary beneficiary, if they were VIEs, based on your qualitative analysis.

Response:

As described further below, we qualitatively determined that if the non-utility generators (NUGs) were determined to be VIEs, the primary beneficiaries would be the equity holders since our long-term power and purchase contracts (PPAs) expire significantly before the end of the expected lives of the NUGs, the equity holders are exposed to significant other risks associated with the NUGs’ operations, the payments in the power purchase agreement only partially reimburse the NUGs’ fuel and energy costs and we have not provided the equity holders with guarantees to protect their interests. We do not have subordinated debt, guarantees, put or call options, or other derivatives with the NUGs that expose us to risk of loss.  Our only pecuniary interests in the NUGs are our commitments under the PPAs.  Therefore, we are not exposed to any risk of loss from the contractual arrangements other than the remaining purchase commitments.

Consistent with the requirements of FIN 46R, we requested from each of the NUGs detailed contractual, financial and operational information necessary for us to understand the design of the entities and determine qualitatively and quantitatively whether or not the NUGs were VIEs. The NUGs did not provide all items requested, primarily because the PPAs did not contain provisions requiring them to do so. Without receiving all of the requested information from the NUGs, we could not measure expected losses and quantitatively assess the sufficiency of equity, nor were we able to determine with certainty whether or not the equity holders possessed the characteristics of a controlling financial interest. As a result, our evaluation of the NUGs under FIN 46R was largely focused on qualitative assessments as to whether we would be the primary beneficiary if the NUGs were actually deemed to be VIEs.

As our FIN 46R evaluation was focused on determining whether or not we could be the primary beneficiary of the potential VIEs, we qualitatively compared our variable interests to those of the equity holders and debt holders (as applicable) whom we believed to be the other major variable interests to consider. As noted above, our only pecuniary interests in the NUGs are our payment obligations for purchased power and capacity that we receive under the PPAs and we do not provide any other forms of subordinated financial support. The PPAs provide for fixed capacity payments and variable energy payments.  The variable energy payments fluctuate over time based on a coal or gas index. For two of the NUGs, the equity holders have the ability to provide power under the PPAs either from the coal-fired power plants owned by the entities or by purchasing power from PJM Interconnection, LLC (PJM). Our qualitative assessment and conclusion that we would not be the primary beneficiary of the NUGs was based on the following key factors:

•
We determined that the NUGs’ power plants are likely to operate an additional 15 to 25 years after expiration of the PPAs, depending upon the NUG, and therefore, we would not be associated with the NUGs for a significant portion of the remaining economic lives of the entities. After the PPAs expire (2015-2021), all risks and rewards of the NUGs’ operations would be attributable to the equity and debt holders.  The PPAs are not currently expected to be renewed by us. We made the economic life determination using forward views of the energy markets, capacity requirements for generation in the Commonwealth of Virginia (and  PJM in general), our estimates of the operational and maintenance costs of the NUGs’ power plants, certain representations regarding future capital expenditures and other operational information received from the NUGs.

•
Under the PPAs, depending upon the NUG, the variable energy payment is primarily based on the solid fuel index (SFI), which is a composite average of our subsidiary Virginia Electric and Power Company’s in-system coal costs or a gas index.  We understand that certain NUGs’ coal purchase contracts include pricing adjustments that are tied to changes in SFI.  However, the coal contracts were generally expected to expire prior to the expiration of the PPAs and most likely would not be renewed at SFI based on current coal market conditions.  Furthermore, the energy payments are based on fixed operational performance measures of the power plants, such as a fixed heat rate, established at the inception of the PPAs.  The equity holders directly absorb variability of the power plants’ performance to the extent these plants are not operated in a manner consistent with these fixed operational performance measures.

•
As discussed above, two of the NUGs may fulfill the PPAs by providing power either from the PJM spot market or from the owned coal-fired power plants.  We estimate that power will be supplied from PJM approximately 20% of the time to fulfill the NUGs’ requirements under the PPAs.  When power is supplied from the PJM spot market, the PPAs’ energy payment, which is based on SFI, will not match the NUGs’ actual energy costs (PJM spot price).

•
The equity holders (and debt holders, as applicable) absorb all variability for other aspects of the NUGs’ operations including: routine operation and maintenance costs, major repair costs and capital expenditures, property damage, force majeure and weather events, employee, legal and tax matters, environmental risks and compliance costs, all third party liabilities and the residual values of the plant investments.

•
We, through our PPAs, collaborate on certain operational aspects of dispatching the plant and scheduling outage events, but do not control, participate in or restrict any other aspect of the equity holders operations of the NUGs, including issuance of debt, payment of dividends and returns of equity, mergers, etc.

Note 18. Long-Term Debt, page 85

Staff comments:

7.
We noted that you recorded a benefit of $23 million in 2008 related to the redemption of your callable and puttable enhanced securities. In this regard, tell us and disclose the exact nature of the benefit. Please explain to us why you did not record a regulatory liability in connection with this redemption. Refer to paragraphs 11c and 37 of SFAS no. 71.

Response:

Dominion’s wholly-owned electric utility subsidiary, Virginia Electric and Power Company’s (Virginia Power) Unsecured Callable and Puttable Enhanced Securities (CAPES) were issued in 2003 and contained both call and put options.  The stated interest rate on the CAPES was 4.10%; however, upon exercise of the call option, the rate on the CAPES was to increase to 6.38%.  Based on the accounting guidance in EITF No. 86-15 and SAB No. 68 Question 2, from inception of the CAPES through December 2008, we accrued interest at a level yield (a rate much closer to 6.38% than to 4.10%) due to the assumed future exercise of the call option, but only paid cash interest at the stated 4.10% of the CAPES.   In December 2008, the call option, which was held by a third party and outside of the Company’s control, expired unexercised due to the unexpected interest rate environment.  Therefore, the put option became operative and we redeemed the CAPES at par.  Since the call option was not exercised, the 6.38% interest rate on the CAPES never became applicable.  The $23 million difference between the interest expense we accrued and the interest expense we paid was recognized in December 2008 as a benefit, since the CAPES were redeemed and were not replaced by another security.

The guidance in SFAS No. 71 paragraphs 11c and 37 states that a regulatory liability should be recorded if a regulator requires a gain to be given to customers over future periods.  Our regulators have previously allowed a level of interest expense in rates equivalent to cash interest expense actually paid by Virginia Power.  Therefore, we determined it was inappropriate to record a regulatory liability for the $23 million non-cash benefit on accrued but unpaid interest, since we do not believe this non-cash benefit would be required to be refunded to customers.

Note 19. Subsidiary Preferred Stock, page 87.

Staff comments:

8.
We note that your Virginia Electric and Power Company subsidiary preferred stock is classified as mezzanine on the balance sheets at both the subsidiary and the Parent levels. We assumed you applied EITF Topic no. D-98 with respect to evaluating the proper classification of your subsidiary preferred stock. If our assumption is correct, then please explain to us and disclose the underlying facts and circumstances that led to the classification of the preferred stock outside of permanent equity at the subsidiary level.

Response:

Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity and in the mezzanine section if they are redeemable at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer.  EITF Topic No. D-98 stated that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity.

The terms of our subsidiary preferred stock state that “dividends on the … preferred stock will accumulate, whether or not declared, from the date on which the Company issues the shares at the dividend rate applicable from time to time. … If dividends are in arrears on any outstanding shares of preferred stock of the Company in an amount equal to full dividends for one year or more, the holders of the preferred stock become entitled, as a class, to elect a majority of the board of directors of the Company, and this privilege does not terminate until full dividends have been provided for all past periods and for the current period.”  If the dividends do become in arrears, the holders of Virginia Power’s preferred stock could then elect a new board to hold a majority of the positions on the Board of Directors (Board) and essentially force redemption of the stock.  Even though the terms of the preferred stock do not specifically indicate that this redemption would occur after the new Board is elected, the new Board would have the authority under Virginia law to cause Virginia Power to redeem the shares and management would have to execute upon their directive.  The triggering event for the redemption decision, that is the election of a majority of the Virginia Power Board by the preferred shareholders, is outside of the control of Virginia Power.  Consequently, we meet the requirements to present our subsidiary preferred stock in the mezzanine section.

Form 10-Q for the period ended March 31, 2009

Note 13. Significant Financing Transactions, page 17
Convertible Securities, page 18

Staff comments:

9.
Please summarize for us your implementation of FSP APB no 14-1 with regard to your $202 million outstanding contingent convertible senior notes that are convertible into a combination of cash and shares of your common stock and advise us how you determined that the impact on prior periods are immaterial upon the adoption of the standard.

Response:

FSP APB 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components of the instruments in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  In order to separately account for the liability and equity components of our contingent convertible senior notes (CoCos), we first determined the fair value of the liability component by discounting future principal and interest payments over the period of time remaining from December 2004 (the date our $220 million of outstanding CoCos first contained a feature that allowed for cash settlement) until their earliest put date of December 2006.  We determined that the put option was a substantive embedded feature in accordance with paragraph 8 of the FSP.  As a result of our analysis, we determined that the fair value of the liability and equity components were $203 million and $17 million, respectively; therefore, we would have recorded a debt discount of $17 million at December 31, 2004, which would have been amortized to interest expense from December 2004 until December 2006. Retrospective application would have resulted in an approximately $5 million after-tax reduction in net income in 2005 and 2006, after-tax increases in net income of approximately $1 million and $2 million in 2007 and 2008, respectively, and less than a $2 million reduction to common shareholder’s equity at December 31, 2008.  Based on the outcome of this evaluation, we determined that retrospective application of this FSP would not have a material impact on our prior period results of operations or financial position, and since the guidance in the FSP states that its provisions need not be applied to immaterial items, we did not recast our prior period financial statements. We will however account for any conversions or redemptions of our CoCos that occur subsequent to December 31, 2008 in accordance with the provisions of this FSP.

If you have any questions or require further information, please call me at (804) 771-3962 or fax me at (804) 771-6519.

Sincerely,

  /s/ Ashwini Sawhney
Ashwini Sawhney
Vice President and Controller (Chief Accounting Officer)